April 26, 2018


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously the independent registered public accounting firm to the Multi-Strategy Growth & Income
Fund (the "Fund") and, under the date of April 28, 2017, we reported on the statement of assets and liabilities of the Fund, including the portfolio of investments, as of February 28, 2017, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years and periods in the period from March 16, 2012 through February 28,
2017.

On October 25, 2017, the Board of Directors ratified another firm to perform the audits of the Fund going forward. We have read Fund's statements included under Sub-Item 77K of its Form N-SAR, and we agree with such statements.



Very truly yours,




BBD, LLP